Exhibit 99.1



Kingsoft Cloud Holdings Limited
金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

Stock Code : 3896

2024
Interim Report

Contents

2 Company Information

4 Key Highlights

7 Business Review and Outlook

10 Management Discussion and Analysis

15 Other Information

32 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

68 Definitions



Company Information

BOARD OF DIRECTORS

Chairman and non-executive Director

Mr. Lei Jun (雷軍)

Executive Directors

Mr. Zou Tao (鄒濤) *(Vice Chairman)*
Mr. He Haijian (何海建)

Non-executive Director

Mr. Feng Honghua (馮宏華)
   (appointed on March 20, 2024)
Dr. Qiu Ruiheng (仇睿恒)
   (resigned on March 20, 2024)

Independent non-executive Directors

Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)
Ms. Qu Jingyuan (曲靜淵)

AUDIT COMMITTEE

Mr. Yu Mingto (喻銘鐸) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Wang Hang (王航)

COMPENSATION COMMITTEE

Ms. Qu Jingyuan (曲靜淵) *(Chairlady)*
Mr. Lei Jun (雷軍)
Mr. Yu Mingto (喻銘鐸)

NOMINATION COMMITTEE

Mr. Lei Jun (雷軍) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)

CORPORATE GOVERNANCE COMMITTEE

Mr. Zou Tao (鄒濤) *(Chairman)*
Mr. He Haijian (何海建)
Ms. Qu Jingyuan (曲靜淵)
Mr. Feng Honghua (馮宏華)
   (appointed on March 20, 2024)
Dr. Qiu Ruiheng (仇睿恒)
   (resigned on March 20, 2024)

COMPANY SECRETARY

Ms. So Ka Man (蘇嘉敏)

AUTHORIZED REPRESENTATIVES

Mr. Zou Tao (鄒濤)
Ms. So Ka Man (蘇嘉敏)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong



Company Information

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

As to PRC law
Fangda Partners
27/F, North Tower, Beijing Kerry Centre
1 Guanghua Road, Chaoyang District
Beijing
PRC

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

PRINCIPAL BANK

Industrial and Commercial Bank of China (Asia) Limited
34/F, ICBC Tower
3 Garden Road Central
Hong Kong

STOCK CODE

3896

NASDAQ STOCK TICKER

KC

COMPANY'S WEBSITE

ksyun.com



Key Highlights

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

FINANCIAL HIGHLIGHTS

	For the six months ended June 30,		Year-on-year Change %
	2023 RMB'000	**2024 RMB'000**	
Revenues	3,699,803	**3,667,464**	-0.9%
Gross profit	400,791	**611,600**	52.6%
Loss before income taxes	(1,100,722)	**(725,814)**	-34.1%
Net loss	(1,107,093)	**(717,334)**	-35.2%
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,106,333)	**(712,586)**	-35.6%

Non-GAAP Financial Measures

The unaudited interim condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In evaluating our business, we have considered and used certain non-GAAP measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.



Key Highlights

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP gross margin as non-GAAP gross profit as a percentage of revenues. The following table reconcile our non-GAAP gross profit for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

| | For the six months ended June 30, | | |
| | 2023 | 2024 | 2024 |
	RMB'000	*RMB'000*	*US$'000*
Gross profit	400,791	**611,600**	**84,159**
Adjustments:			
– Share-based compensation expenses (allocated in cost of revenues)	393	**10,890**	**1,499**
Adjusted gross profit (Non-GAAP Financial Measure)	401,184	**622,490**	**85,658**

| | For the six months ended June 30, | |
	2023	2024
Gross margin	10.8%	**16.7%**
Adjusted gross margin (Non-GAAP Financial Measure)	10.8%	**17.0%**



Key Highlights

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define non-GAAP net loss as net loss excluding share-based compensation expenses, foreign exchange loss and impairment of long-lived assets, and we define non-GAAP net loss margin as non-GAAP net loss as a percentage of revenues. We define non-GAAP EBITDA as non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define non-GAAP EBITDA margin as non-GAAP EBITDA as a percentage of revenues. The following table reconcile our non-GAAP net loss (margin) and non-GAAP EBITDA (margin) for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,		
	2023 *RMB'000*	**2024** ***RMB'000***	**2024** ***US$'000***
Net Loss	(1,107,093)	**(717,334)**	**(98,709)**
Adjustments:			
– Share-based compensation expenses	43,106	**149,244**	**20,537**
– Foreign exchange loss	151,422	**49,736**	**6,843**
– Impairment of long-lived assets	185,135	**–**	**–**
Adjusted net loss (Non-GAAP Financial Measure)	(727,430)	**(518,354)**	**(71,329)**
Adjustments:			
– Interest income	(39,636)	**(18,315)**	**(2,520)**
– Interest expense	58,234	**110,480**	**15,203**
– Income tax expense (benefit)	6,371	**(8,480)**	**(1,167)**
– Depreciation and amortization	510,519	**528,450**	**72,717**
Adjusted EBITDA (Non-GAAP Financial Measure)	(191,942)	**93,781**	**12,904**
– Loss (gain) on disposal of property and equipment	21,672	**(23,821)**	**(3,278)**
Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(170,270)	**69,960**	**9,626**

	For the six months ended June 30,	
	2023	**2024**
Net loss margin	-29.9%	**-19.6%**
Adjusted net loss margin (Non-GAAP Financial Measure)	-19.7%	**-14.1%**
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-5.2%	**2.6%**
Normalized Adjusted EBITDA margin	-4.6%	**1.9%**



Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

We uphold the principle of high-quality and sustainable development and "build success based on technology and innovation". We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB3,667.5 million (US$504.7 million). Revenues from public cloud services were RMB2,421.9 million (US$333.3 million) and revenues from enterprise cloud services were RMB1,245.4 million (US$171.4 million). Gross profit was RMB611.6 million (US$84.2 million), increased by 52.6% from RMB400.8 million in the first half of 2023. Gross margin was 16.7%, compared with 10.8% in the same period of 2023. Non-GAAP gross profit was RMB622.5 million (US$85.7 million), increased by 55.2% from RMB401.2 million in the same period of 2023. Non-GAAP gross margin was 17.0%, compared with 10.8% in the same period of 2023. Adjusted EBITDA turned profit and achieved RMB93.8 million (US$12.9 million), significantly improved from RMB-191.9 million in the same period of 2023. Adjusted EBITDA margin was 2.6%, increased by 7.8 percentage points from -5.2% in the same period of 2023.

PRODUCTS AND INDUSTRY-SPECIFIC SOLUTIONS

We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers' feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, and financial service, among others.



Business Review and Outlook

While upholding the principle of "building success based on technology and innovation", we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, to enrich our customer application use cases, we completed the upgrade and release of multiple key products, including our core self-developed products, such as elastic computing, network security, cloud native, database, object storage, cloud storage, big data and Galaxy Stack. Among them, Galaxy Stack released its new solutions for dedicated cloud, providing solutions of computing intensive, block storage intensive and object storage intensive types. Targeting at different vertical demands, it significantly enhanced the cloud experience for enterprise customers in terms of ease of use and cost efficiency. We also launched new version of cloud server SE9, with improving computing, storage and networking performance.

INFRASTRUCTURE

Our distributed infrastructure is the foundation of our technology. As of June 30, 2024, we owned two data centers and around 100,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include internet data center (IDC) operators, telecommunication operators and server providers in China.

During the Reporting Period, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhere to our business plan, we prudently allocate our capital expenditure into strategic areas and focus on improving our efficiencies and optimize our resources, in an effort to improve overall profitability, sustainability and long-term competitive edge.



Business Review and Outlook

RESEARCH AND DEVELOPMENT

Developing and strengthening our research and development center in Wuhan (the "**Wuhan Research and Development Center**") is our important strategic initiative, which is expected to help us nurture new R&D talent in the medium-to-long run. During the Reporting Period, through voluntary transfer of key staff and local recruitment, our Wuhan team has quickly grown to approximately 600 people (including part-time staff), accounting for more than one-third of our R&D team. 50% of the Wuhan team hold a master's degree. We also organized "Star Training Camp（星雲訓練營）" at the center to provide aspiring university graduates with a fast track to transit from campus to workplace, and attract talent from Wuhan's top universities by fostering a sense of belongingness in the firm.

We aim to sustainably enhance our R&D capabilities, injecting momentum into our R&D initiatives and helping cement our industry leadership while maintaining a disciplined R&D budget.

During the Reporting Period, our research and development expenses were RMB435.9 million (US$60.0 million) and our research and development personnel reached 1,186 as of June 30, 2024.

BUSINESS OUTLOOK

Looking ahead to the second half of the year, we will continue to promote high-quality and sustainable development by upholding the principle of "building success based on technology and innovation" to solidify our core capabilities, and continuously improve our profitability. Meanwhile, we will continue to focus on the AI sector and enhance our services to our strategic customers within the Xiaomi and Kingsoft Group ecosystems, thereby creating long-term value for our customers, shareholders and employees.



Management Discussion and Analysis

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2023	2024	2024
	RMB	*RMB*	*US$*
Revenues:			
Public cloud services	2,313,183	**2,421,912**	**333,266**
Enterprise cloud services	1,385,152	**1,245,400**	**171,373**
Others	1,468	**152**	**21**
Total revenues	3,699,803	**3,667,464**	**504,660**
Cost of revenues	(3,299,012)	**(3,055,864)**	**(420,501)**
Gross profit	400,791	**611,600**	**84,159**
Operating expenses:			
Selling and marketing expenses	(217,306)	**(242,460)**	**(33,364)**
General and administrative expenses	(550,042)	**(484,944)**	**(66,731)**
Research and development expenses	(409,290)	**(435,922)**	**(59,985)**
Impairment of long-lived assets	(185,135)	**–**	**–**
Total operating expenses	(1,361,773)	**(1,163,326)**	**(160,080)**
Operating loss	(960,982)	**(551,726)**	**(75,921)**
Interest income	39,636	**18,315**	**2,520**
Interest expense	(58,234)	**(110,480)**	**(15,203)**
Foreign exchange loss	(151,422)	**(49,736)**	**(6,843)**
Other loss, net	(19,787)	**(16,036)**	**(2,207)**
Other income (expense), net	50,067	**(16,151)**	**(2,222)**
Loss before income taxes	(1,100,722)	**(725,814)**	**(99,876)**
Income tax (expense) benefit	(6,371)	**8,480**	**1,167**
Net loss	(1,107,093)	**(717,334)**	**(98,709)**
Less: net loss attributable to non-controlling interests	(760)	**(4,748)**	**(653)**
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,106,333)	**(712,586)**	**(98,056)**



Management Discussion and Analysis

Total Revenues reached RMB3,667.5 million (US$504.7 million), representing a decrease of 0.9% from RMB3,699.8 million in the same period of 2023. The decrease was mainly due to our proactive scale-down of services for content delivery network (CDN) customers, and was offset by the strong revenue growth of AI-related customers.

- Revenues from public cloud services increased by 4.7% to RMB2,421.9 million (US$333.3 million), compared with RMB2,313.2 million in the same period of 2023. The year-over-year increase was mainly due to the growth of AI-related services.

- Revenues from enterprise cloud services were RMB1,245.4 million (US$171.4 million), representing a decrease of 10.1% from RMB1,385.2 million in the same period of 2023. The year-over-year decrease was mainly driven by our focus on selected verticals and high-quality projects.

- Other revenues were RMB0.2 million (US$0.02 million), compared with RMB1.4 million in the same period of 2023.

Cost of revenues were RMB3,055.9 million (US$420.5 million), representing a decrease of 7.4% from RMB3,299.0 million in the same period of 2023. We continue to enhance our cost control measures. IDC costs decreased significantly by 13.6% year-over-year from RMB1,733.2 million to RMB1,496.8 million (US$206.0 million) in the first half of 2024. The decrease was mainly due to our proactive scale-down of CDN services and our strict cost control. Depreciation and amortization costs increased by 5.3% from RMB426.7 million to RMB449.5 million (US$61.8 million) in the first half of 2024. The increase was mainly due to the procurement of new servers to support AI-related services. Solution development and services costs increased by 6.9% from RMB876.5 million to RMB937.1 million (US$128.9 million) in the first half of 2024. Fulfilment costs and other costs were RMB73.8 million (US$10.2 million) and RMB98.8 million (US$13.6 million), respectively, in the first half of 2024.

Gross profit was RMB611.6 million (US$84.2 million), representing a significant increase of 52.6% from RMB400.8 million of the same period of 2023. **Gross margin** was 16.7%, compared with 10.8% in the same period of 2023. **Non-GAAP gross profit** was RMB622.5 million (US$85.7 million), compared with RMB401.2 million in the same period of 2023. **Non-GAAP gross margin** was 17.0%, compared with 10.8% in the same period of 2023. The significant improvement in our gross profit and gross margin was mainly due to our strategic adjustments of revenue mix, AI-related revenue growth, optimized enterprise cloud project selections and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.



Management Discussion and Analysis

Total operating expenses were RMB1,163.3 million (US$160.1 million), compared with RMB1,361.8 million in the same period of 2023. Among which:

• **Selling and marketing expenses** were RMB242.5 million (US$33.4 million), compared with RMB217.3 million in the same period of 2023. The year-over-year increase was mainly due to the increase of share-based compensation.

• **General and administrative expenses** were RMB484.9 million (US$66.7 million), compared with RMB550.0 million in the same period of 2023. The decrease was mainly due to the decrease of credit loss, resulting from our improved business quality.

• **Research and development expenses** were RMB435.9 million (US$60.0 million), increased from RMB409.3 million in the same period of 2023, which was mainly due to the share-based compensation.

Operating loss was RMB551.7 million (US$75.9 million), compared with operating loss of RMB961.0 million in the same period of 2023.

Net loss was RMB717.3 million (US$98.7 million), significantly decreased compared with net loss of RMB1,107.1 million in the same period of 2023. The improvement was mainly due to decrease in operating loss, as well as the fluctuation of foreign exchange.

Non-GAAP net loss was RMB518.4 million (US$71.3 million), significantly decreased compared with net loss of RMB727.4 million in the same period of 2023.

Non-GAAP EBITDA turned profit and arrived at RMB93.8 million (US$12.9 million), compared with RMB-191.9 million in the same period of 2023. **Non-GAAP EBITDA margin** was 2.6% in the first half of 2024, compared with -5.2% in the same period of 2023. Excluding loss or gain on disposal of property and equipment, **normalized Non-GAAP EBITDA** was RMB70.0 million (US$9.6 million), improved from RMB-170.3 million in the same period of 2023. **Normalized Non-GAAP EBITDA margin** was 1.9%, compared with -4.6% in the same period of 2023.

Basic and diluted net loss per share was RMB0.20 (US$0.03), compared with RMB0.31 in the same period of 2023.



Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as borrowings from third parties and related parties, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of June 30, 2024, substantially all of our cash and cash equivalents were located in mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2024, our cash and cash equivalents amounted to RMB1,837.8 million (US$252.9 million), representing a decrease of 18.5% from RMB2,255.3 million of December 31, 2023.

BORROWINGS

Particulars of borrowings from third parties and related parties of the Group as of June 30, 2024 are set out in Note 10 to the consolidated financial statements.

PLEDGE OF ASSETS

The Company had pledged electronic equipment and receivables with a carrying amount of RMB2,130.0 million (US$293.1 million) for obtaining borrowings as of June 30, 2024, compared with the electronic equipment pledged with a carrying amount of RMB421.9 million for obtaining borrowings as of December 31, 2023. As of June 30, 2024 and December 31, 2023, the current portion of such borrowings were RMB611.5 million (US$84.2 million) and RMB363.2 million, and the non-current portion of the borrowings were RMB1,181.5 million (US$162.6 million) and RMB40.1 million, respectively.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

Gearing ratio is calculated by dividing the sum of borrowings from third parties and related parties and lease liabilities by total equity and multiplied by 100%. As of June 30, 2024, the gearing ratio of the Group was 66.0% (as of December 31, 2023: 36.2%).

MATERIAL INVESTMENTS

As of June 30, 2024, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2024). As of June 30, 2024, the Group did not have any future plans for material investments and capital assets.

Management Discussion and Analysis

CONTINGENT LIABILITIES

As of June 30, 2024, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 11,311 employees as of June 30, 2024, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function:

Function	Number of Employees	Percentage
Research and development	1,186	10.5%
Sales and marketing	345	3.1%
General and administrative	648	5.7%
Solution development and services	9,132	80.7%
Total	**11,311**	**100.0%**

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion. The employee benefit expenses for the six months ended June 30, 2024 were approximately RMB214.3 million (US$29.5 million).

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.



Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2024, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code are as follows:

Interest in Shares and Underlying Shares

Name	Nature of Interest	Number of Issued Shares	Number of Shares underlying Outstanding Options/RSUs Granted	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Mr. Lei Jun[3]	Interest in controlled corporation	466,161,000(L)	Nil	12.25
Mr. Zou Tao	Beneficial interest	2,000,000(L)	Nil	0.05
Mr. He Haijian	Beneficial interest	2,787,000(L)	5,827,095(L)[4]	0.23

Notes:

(1)   The letter "L" denotes a long position in the Shares.

(2)   Calculated on basis of the total number of issued Shares as of June 30, 2024, being 3,805,284,801 Shares.

(3)   Mr. Lei Jun has the majority voting power in Xiaomi and is deemed to be interested in those Shares held by Xiaomi under the SFO.

(4)   Represents the beneficial interest in (i) 5,560,000 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme; (ii) 15,482 Shares underlying the outstanding share options granted to him under the 2013 Share Option Scheme; and (iii) 251,613 Shares underlying the outstanding share options granted to him under the 2021 Share Incentive Plan.

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at June 30, 2024.



Other Information

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2024, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Kingsoft Corporation	Beneficial owner	1,423,246,584 (L)	37.40
The Bank of New York Mellon Corporation[3]	Interest of controlled corporation	1,073,779,732 (L)	28.22
		1,063,142,295 (S)	27.94
		10,557,437 (Lending Pool)	0.28
Xiaomi[4]	Beneficial owner	449,701,000 (L)	11.82
	Interest of controlled corporation	16,460,000 (L)	0.43
Canada Pension Plan Investment Board	Beneficial owner	306,114,735 (L)	8.04
J.P. Morgan Securities Plc	Interest in controlled corporation	192,122,175 (L)	5.05
		191,939,935 (S)	5.04

Notes:

(1) The letter "L" denotes a long position in the Shares and the letter "S" denotes a short position in the Shares.

(2) Calculated on basis of the total number of issued Shares as of June 30, 2024, being 3,805,284,801 Shares.

(3) The Bank of New York Mellon was wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation was deemed to be interested in the 1,073,779,732 Shares (L) and 1,063,142,295 Shares (S) held by The Bank of New York Mellon.

(4) 449,701,000 Shares were held by Xiaomi beneficially. 16,460,000 Shares were held by Xiaomi through its indirectly wholly owned subsidiary, Green Better Limited.

Save as disclosed above, as of June 30, 2024, no person, other than the Directors and chief executive of the Company whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.



Other Information

EQUITY INCENTIVE PLANS

2013 Share Option Scheme

The 2013 Share Option Scheme was adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. No further grant of any share options under the 2013 Share Option Scheme will be made after the Hong Kong Listing Date.

Purpose

The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, its subsidiaries or any invested entity, being an entity in which the Group directly or indirectly holds 20% or more equity interest, are eligible to participate in the 2013 Share Option Scheme.

Number of Shares Available for Issue

The total number of shares available for issue under the 2013 Share Option Scheme is 26,330,754, representing approximately 0.69% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

Where any further grant of share options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the share options granted and to be granted to such person (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 percent of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company and Kingsoft Corporation in general meeting with such participant and his associated abstaining from voting.

Exercise Period

Subject to the terms of the 2013 Share Option Scheme, a share option may be exercised in whole or in part in accordance with the terms and conditions upon which such share option is granted. Share options complying with the provisions of the Hong Kong Listing Rules which are granted during the duration of the scheme and remain unexercised immediately prior to the end of the ten-year period shall continue to be exercisable in accordance with their terms of grant within the validity period for which such share options are granted, notwithstanding the expiry of the scheme.



Other Information

Vesting Schedule

The Board shall determine the schedule for the vesting of Shares comprised in the share options on the offer date.

Amount Payable on Application or Acceptance of the Option

No consideration is payable on acceptance of each grant of share options.

Subscription Price

The subscription price in respect of any particular share option shall be such price as determined by the Board in its absolute discretion at the time of making of the offer (which shall be stated in the offer letter).

Remaining Life of the Scheme

The 2013 Share Option Scheme shall be valid and effective for a period of ten years from February 27, 2013. As at the Latest Practicable Date, the duration of the 2013 Share Option Scheme has expired but the provisions of the scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any share options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the scheme.



Other Information

2013 Share Award Scheme

The 2013 Share Award Scheme was adopted on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. No further grant of any share awards under the 2013 Share Award Scheme will be made after the Hong Kong Listing Date.

Purpose

The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, subsidiaries or any entity in which the Company and its subsidiaries hold any equity interest are eligible to participate in the 2013 Share Award Scheme.

Number of Shares Available for Issue

The total number of shares available for issue under the 2013 Share Award Scheme is 23,383,090, representing approximately 0.61% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

There is no limit as to maximum entitlement of each participant under the 2013 Share Award Scheme.

Vesting Schedule

Unless otherwise determined by the Board at its sole discretion, the awarded shares shall vest in accordance with the award notice, provided that the selected employee remains at all times after the reference date and on the relevant vesting dates (if applicable) an eligible person.

Amount Payable on Application or Acceptance of the Share Award and Purchase Price

Subject to the provision of the 2013 Share Award Scheme, the Board may impose any conditions, restrictions or limitations (including but not limited to consideration payable on application or acceptance of share award and purchase price) in relation to the award from time to time as it may at its absolute discretion think fit.

Remaining Life of the Scheme

The 2013 Share Award Scheme shall be valid and effective for a period of ten years from February 22, 2013. As at the Latest Practicable Date, the 2013 Share Award Scheme has expired but the provisions of the scheme shall remain in full force and effect to the extent necessary to give effect to any awarded shares not vested but granted prior to the termination of the scheme or otherwise as may be required in accordance with the provisions of the scheme.



Other Information

2021 Share Incentive Plan

The 2021 Share Incentive Plan was adopted on November 15, 2021. Amendments to the 2021 Share Incentive Plan were approved by the Board on December 20, 2022, and took effect upon Hong Kong Listing.

Purpose

The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors and employees of the Group, and the service providers of the Group to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and the service providers of the Group upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent.

Eligible Participants

Any individual or entity, who is:

(a)   an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the 2021 Share Incentive Plan as an inducement to enter into employment contracts with any member of our Group;

(b)   an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company;

(c)   providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of our Group (the "**Service Provider Participants**"); or

(d)   trusts or entities established in connection with any employee benefit plan of the Company (including the 2021 Share Incentive Plan) for the benefit of a participant

as determined by the Board or its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

In particular, Service Provider Participants include:

(a)   professional consultancy firms or individuals with expertise in the technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Board or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group; and



Other Information

(b) consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the administrator or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of options and/or awards pursuant to the 2021 Share Incentive Plan is not permitted under the laws and regulations of such place or where, in the view of the administrator or the Compensation Committee, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options and/or awards. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the 2021 Share Incentive Plan.

In assessing whether the Service Provider Participants provide services to our Group on a continuing and recurring basis, the Board or the Compensation Committee shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of our Group to whom our Group provides equity incentives, while taking into account the purpose of the 2021 Share Incentive Plan and the objectives in engaging the Service Provider Participants. Our Company will also take into consideration the remuneration packages of comparable peers for similar service providers, based on available information in the industry.

The Board considers that the eligibility of Service Providers to participate in the 2021 Share Incentive Plan is consistent with the purpose of the 2021 Share Incentive Plan, which enables our Group to preserve its cash resources and use share incentives to encourage persons outside of our Group to contribute to our Group and align the mutual interests of each party, as both our Company and the Service Provider Participants, by holding on to equity incentives, will mutually benefit from the long term growth of our Group.

Number of Shares Available for Issue

The total number of Shares which may be issued upon the exercise of all options and awards that may be granted pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the Hong Kong Listing (the "**Scheme Mandate Limit**"), being 380,528,480 Shares. The total number of Shares which may be issued upon the exercise of all options and awards may be granted to Service Provider Participants pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, is 38,052,848 Shares, being not more than one percent (1%) of the total number of Shares in issue immediately upon the Hong Kong Listing (the "**Service Provider Sublimit**").



Other Information

As at January 1 and June 30, 2024, the numbers of options and awards available for grant under the Scheme Mandate Limit are 226,083,503 and 191,111,525, respectively, and that under the Service Provider Sublimit are 38,052,848 and 38,052,848, respectively. The total number of Shares that may be issued in respect of options and awards granted under the 2021 Share Incentive Plan during Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period is 0.97%.

As of the Latest Practicable Date, the total number of Shares available for issue under the 2021 Share Incentive Plan is 341,294,939 (considering those RSUs granted before the Hong Kong Listing, of which relevant Shares having not been issued), representing approximately 8.97% of the total issued Shares.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders, the total number of Shares issued and to be issued upon the vesting or exercise of the Awards granted and to be granted under the 2021 Share Incentive Plan and any other share schemes of the Company to each selected participant (including all vested, exercised and outstanding Awards but excluding any Award lapsed in accordance with the Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of Awards to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all Awards granted and to be granted to such selected participant (including all vested, exercised and outstanding Awards) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of the Shareholders (with such selected participant and his associates abstaining from voting).

Exercise Period of Share Options

The share options may not be exercised until vested pursuant to the applicable award agreement. The authorized administrator shall determine the time or times at which a share option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any share option granted under the 2021 Share Incentive Plan shall not exceed ten (10) years from the date of grant. A share option shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The authorized administrator shall also determine any conditions, if any, that must be satisfied before all or part of a share option may be exercised. Once vested, the vested portion of the share option may be exercised in whole or in any part, at any time, subject to the terms of the 2021 Share Incentive Plan and the award agreement.



Other Information

Vesting Schedule

The Awards (in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted) to be issued to any participant under the 2021 Share Incentive Plan shall be subject to the vesting schedule as specified in the award agreement. The vesting period of any Award granted under the 2021 Share Incentive Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board and the applicable requirements under Rule 17.03F of Chapter 17 of the Hong Kong Listing Rules are complied with. Specific circumstances where Awards may be granted with a shorter period include:

(a)   Grants of "make-whole" Awards to new joiners to replace the Awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited Awards that was left to run;

(b)   Awards to a participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of Awards may accelerate;

(c)   Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)   Awards that are made in batches during a year for administrative and compliance reasons. This may include Awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an Award would have been granted;

(e)   Awards that are granted based on commended performance of a participant during the past 12 months as appraised by the human resources department of the Company or the executives as designated by the Compensation Committee as justifiable to have receive additional Awards with shorter vesting period for retention purpose; and

(f)   Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months.



Other Information

Amount Payable on Application or Acceptance of the Award

No consideration is payable on acceptance of each grant of Award under the 2021 Share Incentive Plan, in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted.

Exercise Price and Purchase Price

The Board or the authorized administrator determines the exercise price for each share option. In any event, the exercise price of the share option shall not be lower than the fair market value per share on the date of grant, which upon the Hong Kong Listing, shall not be less than the highest of (a) the closing price of the Shares or the per-Share closing price of ADSs on the date of grant as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be); or (b) the average closing price of the Shares or per-Share closing price of the ADSs as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be) for the five (5) business days immediately preceding the date of grant. For any share options in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such share options for the purpose of calculating the exercise price of the share options.

The exercise or purchase price, if any, for an Award (other than share options) shall be determined by the administrator, and not less than the par value of a Share, unless otherwise permitted by applicable laws.

Remaining Life of the Scheme

Unless otherwise terminated by the Board, the 2021 Share Incentive Plan shall continue in effect for a term of ten (10) years after the adoption date (i.e. November 15, 2021). As at the Latest Practicable Date, the remaining life of the 2021 Share Incentive Plan is approximately seven years and two months.



Other Information

Details of the movement of the share options and RSUs granted to grantees who are Directors, chief executive or substantial shareholders, employees of the Company and other grantees under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Incentive Plan during the Reporting Period are as follows:

		Number of Shares underlying the share options									
Name/Category	Date of grant	Outstanding as at January 1, 2024	Granted during the Reporting Period[i]	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period[ii]	Outstanding as at June 30, 2024	Vesting period	Expiry date[ii]	Exercise price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
Director and Senior Management											
He Haijian	March 5, 2021	15,482	0	0	0	0	15,482	Vesting upon grant	March 5, 2031	0.07422	0
Liu Tao	February 15, 2016	1,800,000	0	0	0	0	1,800,000	5 years	February 15, 2026	0.07422	0
Tian Kaiyan	April 15, 2018	1,200,000	0	0	0	0	1,200,000	5 years	April 15, 2028	0.07422	0
Other employees											
Grantees	From April 16, 2015 to July 15, 2022	27,840,221	0	220,188	0	1,990,142	25,629,891	Vesting between date of grant and 5 years thereupon	From November 20, 2023 to July 15, 2032	0.07422	2.91
Grantee (a former senior management resigned in May 2024)	April 16, 2015	2,000,000	0	0	0	2,000,000	0	5 years	April 16, 2025	0.07422	2.79

Notes:

(i)   No share option was granted during the Reporting Period.

(ii)   Share options may be exercised upon vesting and before the expiry date.



Other Information

		Number of Shares underlying the RSUs								
Name/Category	Date of grant	Outstanding as at January 1, 2024	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2024	Vesting period	Purchase Price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
Director and Senior Management										
He Haijian	February 8, 2020, June 15, 2020 and December 8, 2022	6,340,000	0	0	0	780,000	5,560,000	2-5 years	0-0.86978	2.81
	March 22, 2024	0	251,613	0	0	0	251,613	Vesting upon grant	0.01	0
Liu Tao	May 23, 2019 December 5, 2019	2,080,000	0	0	0	0	2,080,000	5 years	0-0.86978	0
	March 22, 2024	0	1,019,431	0	0	1,019,431	0	Vesting upon grant	0.01	2.94
Tian Kaiyan	December 5, 2019	416,000	0	0	0	0	416,000	5 years	0-0.86978	0
	March 22, 2024	0	107,893	0	0	0	107,893	Vesting upon grant	0.01	0
Other employees										
Grantees (under 2013 Share Award Scheme)	From December 5, 2019 to July 15, 2022	16,678,270	0	1,369,728	0	990,510	14,318,032	5 years	0-0.86978	2.90
Grantees (under 2021 Share Incentive Scheme)	From January 24, 2022 to December 13, 2022	65,855,673	0	2,003,979	0	7,142,058	56,709,636	5 years	0.0001-0.01	3.18
Grantees (under 2021 Share Award Scheme)	April 21, 2023	2,842,549	0	970,075	0	20,315	1,852,159	Vesting between date of grant and 5 years thereupon	0.01	3.63
Grantees (under 2021 Share Incentive Scheme)	July 17, 2023	9,943,668	0	467,815	0	255,681	9,220,172	1-5 years	0.01	2.82
Grantees (under 2021 Share Incentive Scheme)	December 13, 2023	127,510,460	0	118,695	0	11,112,809	116,278,956	Vesting between date of grant and 5-year hereupon	0.01	3.13



Other Information

Name/Category	Date of grant	Number of Shares underlying the RSUs						Vesting period	Purchase Price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
		Outstanding as at January 1, 2024	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2024			
Grantees (under 2021 Share Incentive Scheme)	January 19, 2024	0	3,142,275	267,900	0	0	2,874,375	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0
Grantees (under 2021 Share Incentive Scheme)	March 22, 2024	0	29,332,770	0	0	9,362,539	19,970,231	Vesting between date of grant and 5 years thereupon	0.01	3.12
Grantees (under 2021 Share Incentive Scheme)	June 3, 2024	0	2,849,937	0	0	0	2,849,937	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0
Grantee (a former senior management resigned in May 2024)	May 23, 2019 December 5, 2019	2,080,000	0	800,000	0	0	1,280,000	5 years	0-0.86978	0
	March 22, 2024	0	163,356	0	0	103,350	60,006	Vesting upon grant	0.01	2.87

Notes:

(i)   The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on January 18, 2024, being the business day immediately before January 19, 2024, were HK$1.43 per Share and US$2.62 per ADS, respectively. Fair value of RSUs granted on January 19, 2024, as at the date of grant, was US$0.17 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 11 to the consolidated financial statements.

(ii)   The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on March 21, 2024, being the business day immediately before March 22, 2024, were HK$1.86 per Share and US$3.63 per ADS, respectively. Fair value of RSUs granted on March 22, 2024, as at the date of grant, was US$0.21 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 11 to the consolidated financial statements.

(iii)   The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on May 31, 2024, being the business day immediately before June 3, 2024, were HK$1.54 per Share and US$2.83 per ADS, respectively. Fair value of RSUs granted on June 3, 2024, as at the date of grant, was US$0.17 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 11 to the consolidated financial statements.

(iv)   For more vesting period related details, please refer to the announcements of the Company dated April 22, July 18, and December 13, 2023 and January 22, March 22 and June 3, 2024.

(v)   All of the grant of RSUs granted during the Reporting Period were made without any performance targets.

(vi)   Unless otherwise approved in accordance with the relevant scheme rules, RSUs mentioned above may be exercised upon vesting to 30 days after relevant grantees ceasing to be an eligible participant.

Other Information

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code.

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the "**Insider Dealing Policy**") with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules).

As of June 30, 2024, there were no treasury Shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period which may have a material adverse effect on the Group's operation. The Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group during the Reporting Period.

CHANGES IN INFORMATION OF DIRECTORS AND CHIEF EXECUTIVE

Details of changes in Directors during the Reporting Period and up to the Latest Practicable Date are set out below:

Name	Position	Details of Change	Reason of Change
Mr. Feng Honghua	Non-executive Director	Appointed on March 20, 2024	–
Dr. Qiu Ruiheng	Non-executive Director	Resigned on March 20, 2024	Other business commitments which require more of his attention and dedication

Save as disclosed above, there has been no change to the information of the Directors and chief executive of the Company which is required to be disclosed pursuant to paragraphs (a) to (e) and (g) under Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules.

Other Information

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRSs have been disclosed in the Note 17 to such unaudited interim condensed consolidated financial statements.

Basis of Preparation

Disclosure is set out by providing a comparison (the "**GAAP Difference Reconciliation**") between the Company's relevant financial information as extracted from the Company's unaudited interim condensed consolidated financial statements, and adjustments of such financial information had they instead been prepared in accordance with the IFRSs. The process applied in the preparation of such GAAP Difference Reconciliation is also set out below.

Reconciliation Process

The GAAP Difference Reconciliation has been prepared by the Directors by comparing the differences between the "Amounts under U.S. GAAP" for each of the six months ended June 30, 2024 and 2023, and the "Amounts under IFRSs" in respect of each of the six months ended June 30, 2024 and 2023, as appropriate, and quantifying the relevant financial effects of such differences, if any. Attention is drawn to the fact that as the GAAP Difference Reconciliation has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor on whether the financial information in the GAAP Difference Reconciliation presents a true and fair view or not.

Assurance Engagement and Results

Ernst & Young was engaged by the Company to conduct work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or reviews of Historical Financial Information" ("**HKSAE 3000 (Revised)**") issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**") on the GAAP Difference Reconciliation. The work consisted primarily of:

(i)   Comparing the relevant financial information in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation with the respective line items in the Company's unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2024 and the unaudited interim condensed consolidated balance sheet as of June 30, 2024 (the "**Interim Financial Statements**") contained in the Interim Financial Statements, as appropriate;

(ii)   Considering the adjustments which are made, in all material respects, in accordance with the basis of the Company's preparation and reconciliation process as set out in the subsection headed "Reconciliation between U.S.GAAP and international financial reporting standards (IFRSs)" in the "Other Information" section of the Company's interim report for the six months ended June 30, 2024, at the columns "IFRSs adjustments" as disclosed in the Note 17; and

(iii)   Checking the arithmetic accuracy of the computation of the Company's financial information in the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation.



Other Information

Ernst & Young's engagement did not involve independent examination of any of the underlying financial information. The work carried out in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, Ernst & Young did not express an audit opinion nor a review conclusion on the GAAP Difference Reconciliation. Ernst & Young's engagement was intended solely for the use of the Directors in connection with the above purpose for this interim report and may not be suitable for another purpose. Based on the work performed, Ernst & Young has concluded that nothing has come to their attention that causes them to believe:

(i)   The amounts in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation for the six months ended June 30, 2024 are not, in all material respects, in agreement with the respective line items in the Interim Financial Statements;

(ii)   The IFRSs adjustments as disclosed in the GAAP Difference Reconciliation do not reflect, in all material respects, the different accounting treatments according to the Company's accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)   The computation of the amounts in the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation are not arithmetically accurate.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On August 20, 2024, Beijing Kingsoft Cloud Network Technology Co., Ltd. and CMB Financial Leasing Co., Ltd. entered into the finance lease framework agreement, pursuant to which CMB Financial Leasing Co., Ltd. (as lessor) agreed to provide finance lease service to Beijing Kingsoft Cloud Network Technology Co., (and/or its subsidiaries) (as lessee(s)) by way of sale and leaseback with the aggregate amount of finance lease principal not exceeding RMB300 million during the term of the finance lease framework agreement. For details, please refer to the announcement of the Company dated August 20, 2024.

On September 2, 2024, Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd, Beijing Kingsoft Cloud Network Technology Co., Ltd. and China Merchants Financial Leasing Co., Ltd. entered into the finance lease cooperative framework agreement, pursuant to which (i) China Merchants Financial Leasing Co., Ltd. agreed to provide finance lease service to Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd by way of direct finance leasing with the aggregate amount of finance lease principal not exceeding RMB495 million during the term of the finance lease cooperative framework agreement, and (ii) Beijing Kingsoft Cloud Network Technology Co., Ltd. agreed to provide joint and several liability guarantee in respect of the debt owed by Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd under the finance lease cooperative framework agreement. For details, please refer to the announcement of the Company dated September 2, 2024.

Save as disclosed in this interim report, there was no other significant events that might adversely affect the Group after June 30, 2024 and up to the Latest Practicable date.

Other Information

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this report are only made as of the Latest Practicable Date, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.



AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2024

(All amounts in thousands, except for number of shares and per share data)

		As at		
	Notes	December 31, 2023 RMB	June 30, 2024 **RMB** **(unaudited)**	June 30, 2024 **US$** **(unaudited)**
ASSETS				
Current assets:				
Cash and cash equivalents		2,255,287	**1,837,757**	252,884
Restricted cash		234,194	**258,647**	35,591
Accounts receivable, net of allowance for credit losses of RMB24,743 and RMB55,041 (US$7,574) as of December 31, 2023 and June 30, 2024, respectively	5	1,529,915	**1,680,965**	231,308
Prepayments and other assets	6	1,812,692	**2,150,626**	295,935
Amounts due from related parties	14	266,036	**373,059**	51,335
Total current assets		6,098,124	**6,301,054**	867,053
Non-current assets:				
Property and equipment, net	7	2,186,145	**3,882,522**	534,253
Intangible assets, net		834,478	**748,537**	103,002
Goodwill		4,605,724	**4,605,724**	633,769
Prepayments and other assets	6	870,781	**518,929**	71,407
Equity investments	2	259,930	**247,176**	34,013
Amounts due from related parties	14	56,264	**12,264**	1,688
Operating lease right-of-use assets		158,832	**144,754**	19,919
Total non-current assets		8,972,154	**10,159,906**	1,398,051
Total assets		15,070,278	**16,460,960**	2,265,104
LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	8	1,805,083	**1,980,088**	272,469
Accrued expenses and other current liabilities	9	2,838,085	**2,816,378**	387,546
Short-term borrowings	10	1,110,896	**1,508,111**	207,523
Income tax payable	12	63,961	**59,185**	8,144
Amounts due to related parties	14	931,906	**1,070,842**	147,353
Current operating lease liabilities		78,659	**47,827**	6,581
Total current liabilities		6,828,590	**7,482,431**	1,029,616



AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2024

(All amounts in thousands, except for number of shares and per share data)

	Notes	As at December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Non-current liabilities:				
Long-term borrowings	10	100,000	**326,679**	**44,953**
Amounts due to related parties	14	40,069	**1,052,160**	**144,782**
Deferred tax liabilities		142,565	**108,503**	**14,931**
Other liabilities	9	634,803	**719,498**	**99,006**
Non-current operating lease liabilities		78,347	**69,903**	**9,619**
Total non-current liabilities		995,784	**2,276,743**	**313,291**
Total liabilities		7,824,374	**9,759,174**	**1,342,907**
Shareholders' equity:				
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 3,805,284,801 and 3,805,284,801 shares issued, 3,562,097,466 and 3,596,874,352 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)		25,443	**25,688**	**3,535**
Treasury shares		(208,385)	**(208,385)**	**(28,675)**
Additional paid-in capital		18,811,028	**18,969,913**	**2,610,347**
Statutory reserves funds		21,765	**21,765**	**2,995**
Accumulated deficit		(12,315,041)	**(13,027,627)**	**(1,792,661)**
Accumulated other comprehensive income	16	555,342	**575,585**	**79,203**
Total Kingsoft Cloud Holdings Limited shareholders' equity		6,890,152	**6,356,939**	**874,744**
Non-controlling interests		355,752	**344,847**	**47,453**
Total equity		7,245,904	**6,701,786**	**922,197**
Total liabilities, non-controlling interests and shareholders' equity		15,070,278	**16,460,960**	**2,265,104**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for number of shares and per share data)

	Notes	For the six months ended June 30		
		2023 RMB (unaudited)	2024 RMB (unaudited)	2024 US$ (unaudited)
Revenues:	4, 14			
Public cloud services		2,313,183	**2,421,912**	**333,266**
Enterprise cloud services		1,385,152	**1,245,400**	**171,373**
Others		1,468	**152**	**21**
Total revenues		3,699,803	**3,667,464**	**504,660**
Cost of revenues	14	(3,299,012)	**(3,055,864)**	**(420,501)**
Gross profit		400,791	**611,600**	**84,159**
Operating expenses:				
Selling and marketing expenses		(217,306)	**(242,460)**	**(33,364)**
General and administrative expenses		(550,042)	**(484,944)**	**(66,731)**
Research and development expenses		(409,290)	**(435,922)**	**(59,985)**
Impairment of long-lived assets	7	(185,135)	**–**	**–**
Total operating expenses		(1,361,773)	**(1,163,326)**	**(160,080)**
Operating loss		(960,982)	**(551,726)**	**(75,921)**
Interest income		39,636	**18,315**	**2,520**
Interest expense		(58,234)	**(110,480)**	**(15,203)**
Foreign exchange loss		(151,422)	**(49,736)**	**(6,843)**
Other loss, net	4	(19,787)	**(16,036)**	**(2,207)**
Other income (expense), net	4	50,067	**(16,151)**	**(2,222)**
Loss before income taxes		(1,100,722)	**(725,814)**	**(99,876)**
Income tax (expense) benefit	12	(6,371)	**8,480**	**1,167**
Net loss		(1,107,093)	**(717,334)**	**(98,709)**
Less: net loss attributable to non-controlling interests		(760)	**(4,748)**	**(653)**
Net loss attributable to Kingsoft Cloud Holdings Limited		(1,106,333)	**(712,586)**	**(98,056)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for number of shares and per share data)

	Notes	For the six months ended June 30		
		2023 *RMB* (unaudited)	**2024** ***RMB*** **(unaudited)**	**2024** ***US$*** **(unaudited)**
Net loss per share:				
Basic and diluted	*13*	(0.31)	**(0.20)**	**(0.03)**
Shares used in the net loss per share computation:				
Basic and diluted	*13*	3,547,111,168	**3,632,583,338**	**3,632,583,338**
Other comprehensive income, net of tax of nil:				
Foreign currency translation adjustments		208,781	**20,174**	**2,776**
Comprehensive loss		(898,312)	**(697,160)**	**(95,933)**
Less: Comprehensive loss attributable to non-controlling interests		(775)	**(4,817)**	**(663)**
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(897,537)	**(692,343)**	**(95,270)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for number of shares and per share data)

| | Ordinary shares | | Treasury shares | Additional paid-in capital | Accumulated other comprehensive income | Statutory reserves funds | Accumulated deficit | Total Kingsoft Cloud Holdings Limited shareholders' equity | Non-controlling interests | Total shareholders' equity |
	Number of shares*	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499
Net loss	–	–	–	–	–	–	(1,106,333)	(1,106,333)	(760)	(1,107,093)
Other comprehensive income (loss)	–	–	–	–	208,796	–	–	208,796	(15)	208,781
Share-based compensation	–	–	–	43,106	–	–	–	43,106	–	43,106
Exercise and vesting of share-based awards	30,722,654	218	–	9,712	–	–	–	9,930	–	9,930
Acquisition of non-controlling interests	–	–	–	(23,536)	–	–	–	(23,536)	(425,919)	(449,455)
Balance as of June 30, 2023 (unaudited)	3,539,136,595	25,280	(208,385)	18,677,487	661,870	14,700	(11,237,969)	7,932,983	355,785	8,288,768
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Net loss	–	–	–	–	–	–	(712,586)	(712,586)	(4,748)	(717,334)
Other comprehensive income (loss)	–	–	–	–	20,243	–	–	20,243	(69)	20,174
Share-based compensation	–	–	–	155,332	–	–	–	155,332	(6,088)	149,244
Exercise and vesting of share-based awards	34,776,886	245	–	3,553	–	–	–	3,798	–	3,798
Balance as of June 30, 2024 (unaudited)	3,596,874,352	25,688	(208,385)	18,969,913	575,585	21,765	(13,027,627)	6,356,939	344,847	6,701,786
Balance as of June 30, 2024, in US$ (unaudited)	3,596,874,352	3,535	(28,675)	2,610,347	79,203	2,995	(1,792,661)	874,744	47,453	922,197

*   As of June 30, 2023 and 2024, 82,247,096 and 24,509,339 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for number of shares and per share data)

	For the six months ended June 30		
	2023 *RMB* (unaudited)	**2024** ***RMB*** **(unaudited)**	**2024** ***US$*** **(unaudited)**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(1,107,093)	**(717,334)**	**(98,709)**
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	510,519	**528,450**	**72,717**
Share-based compensation	43,106	**149,244**	**20,537**
Provision for credit losses	291,862	**137,247**	**18,886**
Share of losses from an equity method investment	291	**10**	**1**
Changes in fair value of equity investments	5,063	**16,026**	**2,206**
Changes in fair value of purchase consideration of a business acquisition	14,433	**–**	**–**
Impairment of long-lived assets	185,135	**–**	**–**
Foreign exchange loss	151,422	**49,736**	**6,843**
Deferred income tax	(19,969)	**(34,063)**	**(4,687)**
Non-cash operating lease expenses	23,470	**8,618**	**1,186**
Loss (gain) on disposal of property and equipment	21,672	**(23,821)**	**(3,278)**
Changes in operating assets and liabilities:			
Accounts receivable	50,405	**(301,736)**	**(41,520)**
Prepayments and other assets	(103,458)	**(109,246)**	**(15,033)**
Amounts due from related parties	(49,420)	**6,995**	**963**
Accounts payable	55,439	**141,919**	**19,529**
Accrued expenses and other liabilities	(222,991)	**5,159**	**710**
Operating lease liabilities	(61,404)	**(35,554)**	**(4,892)**
Amounts due to related parties	(2,422)	**12,958**	**1,783**
Income tax payable	7,783	**(4,775)**	**(657)**
Net cash used in operating activities	(206,157)	**(170,167)**	**(23,415)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases and prepayment of property and equipment	(133,607)	**(1,866,298)**	**(256,812)**
Disposals of property and equipment	12,227	**8**	**1**
Purchases of intangible assets	–	**(706)**	**(97)**
Purchases of short-term investments	(550,151)	**–**	**–**
Proceeds from maturities of short-term investments	1,255,170	**–**	**–**
Acquisition of equity investments	(9,800)	**(2,770)**	**(381)**
Asset-related government grants received	–	**45,920**	**6,319**
Disposal of equity investments	2,647	**–**	**–**
Net cash generated from (used in) investing activities	576,486	**(1,823,846)**	**(250,970)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(All amounts in thousands, except for number of shares and per share data)

	For the six months ended June 30		
	2023 RMB (unaudited)	2024 RMB (unaudited)	2024 US$ (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of short-term borrowings	(464,171)	(490,502)	(67,495)
Proceeds from short-term borrowings	544,002	834,519	114,834
Repayment of long-term borrowings	–	(1,000)	(138)
Proceeds from long-term borrowings	–	226,861	31,217
Acquisition of non-controlling interests	(50,000)	(30,001)	(4,128)
Principal repayments of financing leases	–	(24,226)	(3,334)
Settlements and modifications of financial liabilities arising from business combinations	–	(22,578)	(3,106)
Repayment of borrowings due to related parties	(150,739)	(260,193)	(35,805)
Proceeds from borrowings due to related parties	–	1,400,000	192,646
Proceeds from exercise of options	2,135	3,166	436
Net cash (used in) generated from financing activities	(118,773)	1,636,046	225,127
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	37,805	(35,110)	(4,831)
Net increase (decrease) in cash and cash equivalents, and restricted cash	289,361	(393,077)	(54,089)
Cash and cash equivalents, and restricted cash at beginning of period	3,533,726	2,489,481	342,564
Cash and cash equivalents, and restricted cash at end of period	3,823,087	2,096,404	288,475
Supplemental disclosures of cash flow information:			
Income taxes paid	18,557	30,359	4,175
Interest expense paid	38,221	81,240	11,179
Non-cash investing and financing activities:			
Purchases of property and equipment included in accrued expenses and other liabilities	146,918	525,013	72,244
Purchase consideration included in accrued expenses and other liabilities	1,223,419	667,947	91,913
Consideration for acquisition of non-controlling interests included in accrued expenses and other liabilities	400,372	319,592	43,977
Right-of-use assets obtained in exchange for operating lease liabilities	3,357	9,034	1,243
Right-of-use assets obtained in exchange for finance lease liabilities	78,053	83,510	11,491
Reconciliation of cash and cash equivalents, and restricted cash:			
Cash and cash equivalents	3,708,696	1,837,757	252,884
Restricted cash	114,391	258,647	35,591
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	3,823,087	2,096,404	288,475

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PREPARATION

Kingsoft Cloud Holdings Limited (the "Company") is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong ("HK"), Japan and the United States (the "U.S."). As of June 30, 2024, there have been no material changes to the Company's principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2023.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information using accounting policies that are consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2023. These unaudited interim condensed consolidated financial statements do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2023. The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements at that date. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024.

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in mainland China through its variable interest entities, Zhuhai Kingsoft Cloud Technology Co., Ltd. and Kingsoft Cloud (Beijing) Information Technology Co., Ltd., and subsidiaries of its variable interest entities (collectively, the "VIEs"). The equity interests of the VIEs are legally held by mainland China shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company through Beijing Kingsoft Cloud Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (collectively, the "WFOE") has effective control of the VIEs through a series of contractual arrangements (the "Contractual Agreements"). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810").



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern consideration

The Group's unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of June 30, 2024, the Group had an accumulated deficit and net current liabilities of RMB13,027,627 (US$1,792,661) and RMB1,181,377 (US$162,563), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of such circumstance, management has given careful consideration to the liquidity of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of June 30, 2024, the Group had cash and cash equivalents and restricted cash of RMB2,096,404 (US$288,475). In addition, the Group had existing credit facilities available from Xiaomi Corporation and its subsidiaries and banks.

Based on above, management believes that it is appropriate to prepare the Group's unaudited interim condensed consolidated financial statements using the going concern basis. Therefore, the unaudited interim condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's unaudited interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2672 per US$1.00 on June 30, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

Restricted cash

As of December 31, 2023 and June 30, 2024, substantially all of the Group's restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain bank loans and certain payables to suppliers.

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries' equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the unaudited interim condensed consolidated statements of comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as "non-controlling interests" on the Group's consolidated balance sheets.

Equity investments

a) *Equity investments with readily determinable fair value*

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the unaudited interim condensed consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interests of a company listed on the Hong Kong Stock Exchange. The fair value of the equity interests was RMB30,273 and RMB14,401 (US$1,982) as of December 31, 2023 and June 30, 2024, respectively, and unrealized losses for the equity investments with readily determinable fair value were RMB5,063 and RMB16,026 (US$2,205), which were recorded in "Other loss, net" on the unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2023 and 2024, respectively.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

b)   *Equity investments without readily determinable fair value*

The Group's equity investments without readily determinable fair value are primarily long-term investments in unlisted companies based in mainland China that are not in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the entity has to recognize an impairment loss on the unaudited interim condensed consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value.

c)   *Equity method investments*

The Group's investment in common stock or in-substance common stock in entity in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 ("ASC 323-10"), *Investments-Equity Method and Joint Ventures: Overall*. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of equity investee's profit or loss in "Other loss, net" on the unaudited interim condensed consolidated statements of comprehensive loss. The Group evaluates the equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized when the decline in value is determined to be other-than-temporary.

In April 2023, the Group obtained 49% equity interests in an equity investment for a total cash consideration of RMB12,070. The Group can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

The total carrying value of equity investments held are as follows:

	As at		
	December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Equity investments without readily determinable fair value:			
Initial cost basis	124,196	**124,196**	**17,090**
Cumulative unrealized gains	119,245	**119,245**	**16,409**
Cumulative unrealized losses (including impairment)	(28,522)	**(28,522)**	**(3,925)**
Foreign currency translation	979	**1,336**	**184**
	215,898	**216,255**	**29,758**
Equity investments with readily determinable fair value:			
Initial cost basis	42,437	**42,437**	**5,840**
Cumulative unrealized losses	(12,469)	**(28,495)**	**(3,921)**
Realized gain on equity investments sold	100	**100**	**14**
Foreign currency translation	205	**359**	**49**
	30,273	**14,401**	**1,982**
Equity method investment:			
Initial cost basis	12,070	**14,840**	**2,042**
Share of profit from equity method investment	1,689	**1,680**	**231**
	13,759	**16,520**	**2,273**
Total carrying value	259,930	**247,176**	**34,013**



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and borrowings from third parties. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the borrowings from third parties approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a) Assets and liabilities measured at fair value on a recurring basis

	Total Fair Value RMB	Quoted prices inactive markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total losses for the period RMB
As of December 31, 2023					
Purchase consideration payable	(678,732)	–	(678,732)	–	(14,433)
Equity investments with readily determinable fair value	30,273	30,273	–	–	(12,469)
As of June 30, 2024 (unaudited)					
Equity investments with readily determinable fair value	**14,401**	**14,401**	**–**	**–**	**(16,026)**

b) Assets and liabilities measured at fair value on a non-recurring basis

	Total Fair Value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total losses for the period RMB
As of December 31, 2023					
Equity investments accounted for using measurement alternative	215,898	–	–	215,898	–
Long-lived assets in public cloud asset group *(Note 7)*	3,026,228	–	–	3,026,228	(653,670)
As of June 30, 2024 (unaudited)					
Equity investments accounted for using measurement alternative	**216,255**	**–**	**–**	**216,255**	**–**

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326 *Credit Losses* ("ASC 326"), and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the unaudited interim condensed consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group's customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group's ability to collect from customers.

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Segment reporting

In accordance with ASC 280-10, *Segment Reporting: Overall* ("ASC 280"), the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group's revenues were generated from the mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

Revenue recognition

The Group applies the five-step model outlined in ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "accrued expenses and other liabilities" in the Group's consolidated balance sheets. Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and are reflected in "prepayments and other assets" in the Group's consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes ("VAT") and surcharges.

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group's public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group's performance obligation is a single performance obligation under these contracts to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates public cloud service revenue from prepaid subscription packages, which is recognized ratably over the fixed subscription period.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Enterprise cloud services

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months ("Solutions"). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group's technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

The Group also provides enterprise digital services. The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Recent accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2023. New accounting pronouncements that have not yet been adopted are as follow:

ASU 2023-09   *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*
ASU 2023-07   *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

The Group is currently evaluating the impact on its financial statements of adopting those guidances and expects to adopt them for the year ending December 31, 2024.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

3.   CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2023 and June 30, 2024, the Group had no customer accounted for more than 10% of the total accounts receivable balances. As of December 31, 2023 and June 30, 2024, the Group had one customer, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

4.   REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSE), NET

The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30		
	2023 RMB (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Public cloud services recognized over time	2,313,183	**2,421,912**	**333,266**
Enterprise cloud services:			
Recognized at a point in time	371,724	**224,510**	**30,894**
Recognized over time	1,013,428	**1,020,890**	**140,479**
	1,385,152	**1,245,400**	**171,373**
Others:			
Recognized over time	1,468	**152**	**21**
	3,699,803	**3,667,464**	**504,660**



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

4. REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSE), NET (Continued)

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30, 2024 are primarily related to enterprise cloud services, which are as follows:

	RMB (unaudited)	*US$* (unaudited)
Within one year	7,348	1,011
More than one year	44,684	6,149
Total	52,032	7,160

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the six months ended June 30		
	2023 RMB (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Revenue recognized from amounts included in contract liabilities at the beginning of the period	200,006	**139,997**	**19,264**

The following table presents the Group's other loss, net:

	For the six months ended June 30		
	2023 RMB (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Gross unrealized loss (including impairment) on equity investments held	(5,063)	**(16,026)**	**(2,206)**
Share of losses from equity method investment	(291)	**(10)**	**(1)**
Changes in fair value of purchase consideration in a business acquisition	(14,433)	**–**	**–**
	(19,787)	**(16,036)**	**(2,207)**



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

4. REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSE), NET (Continued)

The following table presents the Group's other income (expense), net:

	For the six months ended June 30		
	2023 *RMB* (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Government grants*	69,240	**4,735**	**652**
Income from ADS Reimbursement *(Note 9)*	5,351	**3,658**	**503**
Value added tax transferred out	(16,894)	**(19,588)**	**(2,695)**
Others	(7,630)	**(4,956)**	**(682)**
	50,067	**(16,151)**	**(2,222)**

*   Government grants primarily included grants for rental expenses and deductions or refund of other taxes.

5. ACCOUNTS RECEIVABLE, NET

	As at		
	December 31, 2023 *RMB*	**June 30,** **2024** **RMB** **(unaudited)**	**June 30,** **2024** **US$** **(unaudited)**
Accounts receivable	1,554,658	**1,736,006**	**238,882**
Allowance for credit losses	(24,743)	**(55,041)**	**(7,574)**
Accounts receivable, net	1,529,915	**1,680,965**	**231,308**

An ageing analysis of the trade receivables as at December 31, 2023 and June 30, 2024, based on the past due date and net of provisions, is as follows:

	As at		
	December 31, 2023 *RMB*	**June 30,** **2024** **RMB** **(unaudited)**	**June 30,** **2024** **US$** **(unaudited)**
Not yet due	887,613	**1,135,903**	**156,305**
Within 3 months	186,175	**260,398**	**35,832**
Between 4 months and 6 months	126,223	**125,250**	**17,235**
Between 7 months and 1 year	188,533	**80,704**	**11,105**
More than 1 year	141,371	**78,710**	**10,831**
Accounts receivable, net	1,529,915	**1,680,965**	**231,308**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE, NET (Continued)

The movements of the allowance for credit losses are as follows:

	For the six months ended June 30		
	2023 RMB (unaudited)	2024 RMB (unaudited)	2024 US$ (unaudited)
Balance at beginning of the period	47,962	24,743	3,405
Provision for expected credit losses	314,749	215,944	29,715
Write-offs charged against the allowance	(257,109)	(172,806)	(23,779)
Recoveries during the period	(27,789)	(12,840)	(1,767)
Balance at end of the period	77,813	55,041	7,574

6. PREPAYMENTS AND OTHER ASSETS

	As at		
	December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Current portion:			
Prepayments to suppliers	269,743	280,372	38,580
Contract costs*	157,011	167,282	23,019
Contract assets, net**	543,083	627,418	86,336
VAT prepayments	749,718	985,062	135,549
Interest receivable	1,416	4,927	678
Individual income tax receivable*** *(Note 9)*	11,027	1,195	164
Others	80,694	84,370	11,609
	1,812,692	2,150,626	295,935
Non-current portion:			
Prepayments for electronic equipment****	860,636	506,323	69,672
Others	10,145	12,606	1,735
	870,781	518,929	71,407

* The amount represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

** The amount represents the Group's rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The increase in contract assets as of June 30, 2024 as compared to the year ended December 31, 2023 is a result of slowdown in the billing process. The allowance for credit losses on contract assets were RMB40,168 and RMB55,200 (US$7,596) as of December 31, 2023 and June 30, 2024, respectively. The amounts charged to expenses for credit losses on contract assets were RMB6,396 and RMB15,032 (US$2,068), and write-offs charged against the allowance were RMB nil for the six months ended June 30, 2023 and June 30, 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

6. PREPAYMENTS AND OTHER ASSETS (Continued)

***   The amount represents amounts due from certain employees related to their individual income taxes ("IIT") arising from exercise and vesting of share-based awards.

****   The decrease in prepayments for electronic equipment was mainly due to cash refund and receipt of computing power equipment.

Except as disclosed separately, the expected credit loss rate and the loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2023 and June 30, 2024.

7. PROPERTY AND EQUIPMENT, NET

During the six months ended June 30, 2023 and June 30, 2024, the Group acquired assets at a cost of RMB223,845 and RMB2,147,314 (US$295,480), respectively.

Impairment of long-lived assets

For the six months ended June 30, 2023, the Group performed a recoverability test using the undiscounted cash flows method and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable. The Group recognizes an impairment loss of RMB185,135 based on the excess of the carrying amount of the assets over their fair value using the discounted cash flows method. The significant assumptions used in the discounted cash flows included revenue growth rates for public cloud services, bandwidth and internet data center costs, and discount rate, all of which were classified as level 3 inputs under the fair value hierarchy. For the six months ended June 30, 2024, no impairments of long-lived assets were recognized.

8. ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at December 31, 2023 and June 30, 2024, based on the invoice date, is as follows:

	As at		
	December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Within 3 months	554,386	684,507	94,191
Between 4 months and 1 year	533,377	396,525	54,564
More than 1 year	717,320	899,056	123,714
	1,805,083	1,980,088	272,469

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

9.   ACCRUED EXPENSES AND OTHER LIABILITIES

	As at		
	December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Current portion:			
Customer advances*	434,252	**338,899**	**46,634**
Salary and welfare payable	698,783	**694,095**	**95,511**
Purchase of property and equipment	458,978	**525,013**	**72,244**
Accrued expenses	124,943	**116,190**	**15,988**
Other tax and surcharges payable	117,323	**122,246**	**16,822**
Deferred government grants**	3,867	**3,867**	**532**
Purchase consideration payable***	529,648	**518,863**	**71,398**
Payables for acquisition of non-controlling interests	352,483	**319,593**	**43,977**
Finance lease liabilities	36,262	**91,055**	**12,529**
Individual income tax payable**** *(Note 6)*	7,999	**–**	**–**
Others*****	73,547	**86,557**	**11,911**
	2,838,085	**2,816,378**	**387,546**
Non-current portion:			
Deferred government grants**	87,181	**134,329**	**18,484**
Purchase consideration payable***	149,084	**149,084**	**20,515**
Finance lease liabilities	318,306	**351,537**	**48,373**
Unrecognized tax benefit	43,590	**52,525**	**7,228**
Others*****	36,642	**32,023**	**4,406**
	634,803	**719,498**	**99,006**

*   The amount represents contract liabilities for the rendering of services. The decrease in customer advances as at June 30, 2024 is a result of the decrease in consideration received from the Group's customers.

**   The amount primarily represents government subsidies for constructions of a data center in mainland China.

***   As of August 25, 2023, the Company has entered into supplementary agreements (the "Supplementary Agreements") with the founder shareholders and certain non-founder selling shareholders, to adjust the settlement timing and method of the remaining outstanding purchase consideration. Balance as of June 30, 2024 underlying and in accordance with these Supplementary Agreements will be settled by cash by August 31, 2025.

****   Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.

*****In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB47,597) from the depository for the establishment and maintenance of the ADS program ("ADS Reimbursement"). As of December 31, 2023 and June 30, 2024, RMB10,945 and RMB11,013 (US$1,515) were included in the current portion, and RMB3,648 and RMB nil (US$ nil) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released in equal amounts over the ADS program term.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

10. BORROWINGS

Third party borrowings

	As at		
	December 31, 2023 RMB	June 30, 2024 RMB (unaudited)	June 30, 2024 US$ (unaudited)
Current:			
Unsecured borrowings*	1,110,896	1,385,769	190,688
Secured borrowings**	–	122,342	16,835
	1,110,896	1,508,111	207,523
Non-current:			
Unsecured borrowings*	100,000	197,352	27,157
Secured borrowings**	–	129,327	17,796
	100,000	326,679	44,953
	1,210,896	1,834,790	252,476

* All of the Group's unsecured borrowings were from well-known banks. As of December 31, 2023 and June 30, 2024, the Group had unsecured borrowings with the weighted average interest rate of 3.60% and 3.33%, respectively, which will be repayable within one year. As of December 31, 2023 and June 30, 2024, the Group had long-term borrowings with the fixed annual interest rate of 4.10% in RMB100,000 and RMB197,352 (US$27,157), respectively, which will be repayable in December 2026.

** During the six months ended June 30, 2024, the Group entered into several loan agreements with fixed annual interest rates ranged from 5.56% to 5.80% with a financial institution. The loans will mature in 2026 and are secured by the Group's electronic equipment and certain receivables arising from one specific revenue contract.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

10. BORROWINGS (Continued)

Related party borrowings

	As at		
	December 31, 2023 RMB	June 30, 2024 **RMB** **(unaudited)**	June 30, 2024 **US$** **(unaudited)**
Current:			
Kingsoft Group – unsecured borrowings*	500,000	**500,000**	**68,802**
Xiaomi Group – secured borrowings**	363,223	**489,201**	**67,316**
	863,223	**989,201**	**136,118**
Non-current:			
Kingsoft Group – secured borrowings*	–	**1,000,000**	**137,605**
Xiaomi Group – secured borrowings**	40,069	**52,160**	**7,177**
	40,069	**1,052,160**	**144,782**
	903,292	**2,041,361**	**280,900**

* The Group have entered a loan facility framework agreement with Kingsoft Corporation in December 2023, pursuant to which Kingsoft Corporation agreed to provide up to RMB1,500,000 loan facility to the Group during the period commencing from December 5, 2023, and ending at December 31, 2025. The loan will be dedicated to support the Group's capital expenditure needs on electronic equipment procurement. As of June 30, 2024, the Group borrowed a total of RMB500,000 from Kingsoft Corporation with fixed annual interest rate of 3.75% and the loan will be repaid in September 2024, and drew down RMB1,000,000 from the one-time secured loan facility with fixed annual interest rate of 4.05% per annum, and the loan will be repayable in September 2025.

** During 2023 and the six months ended June 30, 2024, the Group entered into several loan agreements with fixed annual interest rates ranged from 6.00% to 6.50% with Xiaomi Group which are secured by the Group's electronic equipment, respectively.

The Group's secured borrowings were secured by the Group's electronic equipment and certain receivables arising from one specific revenue contract. As of December 31, 2023 and June 30, 2024, the carrying amount of the electronic equipment pledged was RMB421,901 and RMB2,067,083 (US$284,440), respectively. The amount of receivables pledged may up to RMB250,000 (US$34,401), and the carrying amount of receivables pledged was RMB62,964 (US$8,664) as of June 30, 2024.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

10. BORROWINGS (Continued)

As of June 30, 2024, the borrowings, based on the contractual undiscounted principal payments, will be repaid according to the following schedule:

	As at	
	June 30, 2024 ***RMB*** **(unaudited)**	**June 30, 2024** ***US$*** **(unaudited)**
Remaining six months of 2024	**1,584,865**	**218,085**
2025	**2,025,554**	**278,726**
2026	**262,509**	**36,122**
	3,872,928	**532,933**

11. SHARE-BASED PAYMENTS

During the six months ended June 30, 2024, the Board of Directors approved the grants of 36,867,275 awards to employees under the 2021 Share Award Scheme. The share-based awards are accounted for as equity awards, and generally contain service vesting conditions and generally vest over a period from two to five years.

Fair value of share awards

The fair value of share awards was determined based on the market value of Company's shares at the grant date. The fair value of the share awards granted are as follows:

	For the six months ended June 30	
	2023 (unaudited)	**2024** **(unaudited)**
Fair value of share awards at grant dates	US$0.44	**US$0.17-** **US$0.21**

Share based compensation expense for the six months ended June 30, 2023 and 2024 was RMB43,106 and RMB149,244 (US$20,537), respectively.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

12. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group's mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise ("HNTE") are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group's mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the six months ended June 30		
	2023 *RMB* (unaudited)	**2024** ***RMB*** **(unaudited)**	**2024** ***US$*** **(unaudited)**
Mainland China	(1,096,591)	**(658,911)**	**(90,669)**
Non-Mainland China	(4,131)	**(66,903)**	**(9,207)**
	(1,100,722)	**(725,814)**	**(99,876)**



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

12. TAXATION (Continued)

Enterprise income tax (Continued)

The current and deferred components of income tax expense appearing in the unaudited interim condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30		
	2023 RMB (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Current income tax expense	(26,340)	**(25,583)**	**(3,520)**
Deferred income tax benefit	19,969	**34,063**	**4,687**
Income tax (expense) benefit	(6,371)	**8,480**	**1,167**

13. LOSS PER SHARE

Basic and diluted loss per share for the periods presented are calculated as follows:

	For the six months ended June 30		
	2023 RMB (unaudited)	**2024** **RMB** **(unaudited)**	**2024** **US$** **(unaudited)**
Numerator:			
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,106,333)	**(712,586)**	**(98,056)**
Denominator:			
Weighted average number of ordinary shares outstanding – basic and diluted	3,547,111,168	**3,632,583,338**	**3,632,583,338**
Basic and diluted loss per share	(0.31)	**(0.20)**	**(0.03)**

The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

14. RELATED PARTY TRANSACTIONS

a) Related parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited ("Kingsoft Corporation") and its subsidiaries ("Kingsoft Group")	Principal shareholder of the Company
Xiaomi Corporation and its subsidiaries ("Xiaomi Group")	Entities controlled by a director of the Company

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

b) **The Group had the following related party transactions:**

	For the six months ended June 30		
	2023 *RMB* (unaudited)	**2024** ***RMB*** **(unaudited)**	**2024** ***US$*** **(unaudited)**
Revenues:			
Public cloud services provided to Xiaomi Group	379,893	**490,133**	**67,445**
Public cloud services provided to Kingsoft Group	99,386	**136,596**	**18,796**
Public cloud services provided to other related parties	–	**232**	**32**
Enterprise cloud services provided to Xiaomi Group	57,786	**67,117**	**9,236**
Enterprise cloud services provided to Kingsoft Group	9,281	**7,996**	**1,100**
Enterprise cloud services provided to other related parties	–	**16**	**2**
Other services provided to other related parties	–	**291**	**40**
	546,346	**702,381**	**96,651**
Purchase of devices from Xiaomi Group	58	**33**	**5**
Interest expense on borrowings due to Xiaomi Group	21,708	**18,429**	**2,536**
Interest expense on borrowings due to Kingsoft Group	–	**20,425**	**2,811**
Rental of building from Xiaomi Group*	18,661	**19,400**	**2,670**
Rental of office space and administrative services from Kingsoft Group	6,198	**3,406**	**469**
	46,625	**61,693**	**8,491**

* The Group entered into agreements to lease a building and office space from Xiaomi Group. As of December 31, 2023 and June 30, 2024, the related operating lease right-of-use assets amounted to RMB115,622 and RMB99,709 (US$13,720) and operating lease liabilities amounted to RMB132,146 and RMB90,782 (US$12,492), respectively.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

c) The Group had the following related party balances at the end of the periods:

	As at		
	December 31, 2023 *RMB*	June 30, 2024 *RMB* (unaudited)	June 30, 2024 *US$* (unaudited)
Amounts due from related parties:			
Trade related:			
Xiaomi Group	189,027	**294,464**	**40,520**
Kingsoft Group	61,901	**61,743**	**8,496**
Other related parties	71,372	**29,116**	**4,007**
	322,300	**385,323**	**53,023**
Amounts due to related parties:			
Trade related:			
Kingsoft Group	5,824	**7,415**	**1,020**
Xiaomi Group	26,520	**29,533**	**4,064**
Other related parties	7,055	**6,815**	**938**
Non-trade related:			
Kingsoft Group*	529,284	**1,537,877**	**211,619**
Xiaomi Group*	403,292	**541,362**	**74,494**
	971,975	**2,123,002**	**292,135**

*   Amounts included borrowings from related parties as disclosed in Note 10.

All the balances with related parties except for the certain borrowings from Xiaomi Group and Kingsoft Group were unsecured. All outstanding balances except for borrowings from Xiaomi Group and Kingsoft Group are repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

15. COMMITMENTS AND CONTINGENCIES

Purchase commitments

On August 1, 2023 and May 30, 2024, the Group entered into non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB1,200,000 (US$165,125). As of June 30, 2024, the remaining purchase commitment is RMB553,942 (US$76,225).

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

	RMB
Balance as of January 1, 2023	**453,074**
Foreign currency translation adjustments, net of tax of nil	**208,796**
Balance as of June 30, 2023 (unaudited)	**661,870**
Balance as of January 1, 2024	**555,342**
Foreign currency translation adjustments, net of tax of nil	**20,243**
Balance as of June 30, 2024 (unaudited)	**575,585**
Balance as of June 30, 2024, in US$ (unaudited)	**79,203**

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

17. RECONCILIATION BETWEEN U.S. GAAP AND IFRSs

The unaudited interim condensed financial statements is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the unaudited interim condensed financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

	For the six months ended June 30, 2023						
		IFRSs adjustments					
	Amounts under U.S. GAAP *RMB*	Preferred Shares *(Note (i))* *RMB*	Operating leases *(Note (ii))* *RMB*	Equity investments *(Note (iii))* *RMB*	Share-based compensation *(Note (iv))* *RMB*	Issuance costs *(Note (v))* *RMB*	Amounts under IFRSs *RMB*
(Unaudited)							
Cost of revenues	(3,299,012)	–	1,899	–	125	–	(3,296,988)
Selling and marketing expenses	(217,306)	–	–	–	(4,313)	–	(221,619)
General and administrative expenses	(550,042)	–	5,755	–	4,021	–	(540,266)
Research and development expenses	(409,290)	–	–	–	884	–	(408,406)
Interest expense	(58,234)	–	(5,141)	–	–	–	(63,375)
Other loss, net/Share of profit and loss of joint ventures and associates	(19,787)	–	–	(7,455)	–	–	(27,242)
(Loss) income before income taxes	(1,100,722)	–	2,513	(7,455)	717	–	(1,104,947)
Net (loss) income	(1,107,093)	–	2,513	(7,455)	717	–	(1,111,318)
Net (loss) income attributable to ordinary shareholders	(1,106,333)	–	2,513	(7,455)	717	–	(1,110,558)
Other comprehensive income (loss), net of tax of nil							
– Foreign current translation adjustments	208,781	–	(5)	–	–	–	208,776



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

17. RECONCILIATION BETWEEN U.S. GAAP AND IFRSs (Continued)

		For the six months ended June 30, 2024					
		IFRSs adjustments					
	Amounts under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
(Unaudited)							
Cost of revenues	(3,055,864)	–	1,899	–	2,885	–	(3,051,080)
Selling and marketing expenses	(242,460)	–	–	–	1,340	–	(241,120)
General and administrative expenses	(484,944)	–	2,072	–	16,695	–	(466,177)
Research and development expenses	(435,922)	–	–	–	(1,442)	–	(437,364)
Interest expense	(110,480)	–	(3,528)	–	–	–	(114,008)
Other loss, net/Share of profit and loss of joint ventures and associates	(16,036)	–	–	(8,309)	–	–	(24,345)
(Loss) income before income taxes	(725,814)	–	443	(8,309)	19,478	–	(714,202)
Net (loss) income	(717,334)	–	443	(8,309)	19,478	–	(705,722)
Net (loss) income attributable to ordinary shareholders	(712,586)	–	443	(8,309)	19,478	–	(700,974)
Other comprehensive income (loss), net of tax of nil							
– Foreign currency translation adjustments	20,174	–	(21)	–	–	–	20,153

		As at June 30, 2024					
		IFRSs adjustments					
	Amounts under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
(Unaudited)							
Property and equipment, net	3,882,522	–	1,213	–	–	–	3,883,735
Equity investments/Financial assets at fair value through profit or loss	247,176	–	–	(95,881)	–	–	151,295
Operating lease right-of-use assets	144,754	–	(13,524)	–	–	–	131,230
Total assets	16,460,960	–	(12,311)	(95,881)	–	–	16,352,768
Additional paid-in capital/reserve	18,969,913	2,236,919	–	–	(51,885)	21,205	21,176,152
Accumulated deficit	(13,027,627)	(1,700,368)	(12,290)	(95,881)	51,885	(20,665)	(14,804,946)
Accumulated other comprehensive income (loss)	575,585	(536,551)	(21)	–	–	(540)	38,473
Total equity	6,701,786	–	(12,311)	(95,881)	–	–	6,593,594

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

17. RECONCILIATION BETWEEN U.S. GAAP AND IFRSs (Continued)

Notes:

(i) Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the condensed consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.

Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.

Upon completion of the Company's IPO on NASDAQ in 2020, the redeemable convertible preferred shares were automatically converted into ordinary shares and reclassed from mezzanine-equity to ordinary shares and additional paid-in capital under U.S. GAAP. While under IFRSs, fair value change of liability portion of the redeemable convertible preferred shares was recorded in the accumulated deficit, resulting in the differences related to preferred shares between U.S. GAAP and IFRSs.

(ii) Operating leases

Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRSs, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.

Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.

Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.

(iii) Equity investments

Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the condensed consolidated balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

17. RECONCILIATION BETWEEN U.S. GAAP AND IFRSs (Continued)

Notes: (continued)

(iv)   Share-based compensation

Under U.S. GAAP, the Group elected to account for forfeitures as they occur.

Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition are recorded with the likelihood of the conditions being met and assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest.

Under U.S. GAAP, the service inception date usually is the grant date, but may precede the grant date only if (1) an award is authorized, (2) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (3) either (a) the award's terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

Under IFRSs, the service inception date usually is the grant date, but may precede the grant date if services are received prior to the grant date. In this situation, the Group estimated the grant date fair value of the equity instruments to recognize the services received during the period between the service inception date and the grant date, and revised the earlier estimate once the grant date has been established so that the amounts recognized for services received are ultimately based on the grant date fair value of the equity instruments.

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.

Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and are allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in profit or loss.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)

18. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2023 and 2024.

19. SUBSEQUENT EVENTS

In August 2024, the Group entered into a finance lease framework agreement with China Merchants Bank Financial Leasing Company Limited (CMB Financial Leasing), pursuant to which CMB Financial Leasing (as lessor) agreed to provide finance lease services to the Group (as lessee) on a sale and leaseback basis. The aggregate principal amount of the finance lease shall not exceed RMB300,000 during the term of the finance lease framework agreement.

On September 2, 2024, the Group entered into a finance lease framework agreement with China Merchants Financial Leasing Co., Ltd., pursuant to which China Merchants Financial Leasing Co., Ltd. agreed to provide finance lease service to the Group by way of direct finance leasing with the aggregate amount of finance lease principal not exceeding RMB495,000 during the term of the finance lease cooperative framework agreement.



Definitions

"ADS(s)"	American Depositary Shares, each representing 15 Shares
"Audit Committee"	the audit committee of the Board
"Award"	the restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted under the share schemes of the Company, as the case maybe
"Board"	the board of Directors
"Chief Executive Officer" or "CEO"	the chief executive officer of our Company
"Company", "our Company" or "the Company"	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"controlling shareholder"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Depositary"	The Bank of New York Mellon, the depositary for our ADSs program
"GAAP"	generally accepted accounting principles
"Group", "our Group", "we" or "us"	our Company, its subsidiaries and the Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing"	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange



Definitions

"Hong Kong Listing Date"	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Kingsoft Corporation"	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Stock Exchange (stock code: 03888), and the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules
"Kingsoft Group"	Kingsoft Corporation and its subsidiaries (excluding the Group)
"Latest Practicable Date"	September 10, 2024, being the latest practicable date prior to the bulk printing and publication of this report
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"R&D"	research and development
"Reporting Period"	the six months ended June 30, 2024
"RMB"	Renminbi, the lawful currency of China
"RSU(s)"	restricted Share unit(s)
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

Definitions

"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Hong Kong Listing Rules
"United States", "U.S." or "US"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"USD", "US dollars", "U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"Xiaomi"	Xiaomi Corporation, an exempted limited liability company incorporated in the Cayman Islands on January 5, 2010, with its shares listed on the Stock Exchange (stock code: 1810), our substantial shareholder
"Xiaomi Group"	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities
"%"	per cent

